

Rolleri & Sheppard CPAS, LLP
Ryan C. Sheppard, CPA, CFF, Managing Partner
John M. Rolleri, CPA, CFE, Senior Partner
Jayme L. White, CPA, Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BHA Select Network, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BHA Select Network, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BHA Select Network, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BHA Select Network, LLC's management. Our responsibility is to express an opinion on BHA Select Network, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BHA Select Network, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R & S CPAS, LLP

Rolleri & Sheppard CPAS, LLP
We have served as BHA Select Network, LLC's auditor since 2019.

Fairfield, Connecticut
March 26, 2025

1

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

BHA SELECT NETWORK, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	98,178
Accounts receivable		338,512
Accounts receivable with related contract liabilities		176,738
Deposits and prepaid expenses		5,514
Right-of-use asset		17,960
Total Assets	$	636,902

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	212,514
Lease liability		17,960
Total Liabilities		230,474
Member's equity		406,428
Total Liabilities and Member's Equity	$	636,902

BHA Select Network, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

Note 1   **Organization and Nature of Business**

BHA Select Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2008 under another name (previously known as Parker Point Capital, LLC) under the laws of the State of Massachusetts. The Company registered for broker-dealer status as BHA Select Network, LLC in July 2013 which was granted on March 5, 2014. The Company provides investment banking and related financial advisory services to alternative investment fund managers. It operates out of one office in Boston, Massachusetts.

The Company's sole member is Brighton House Associates, LLC (the "Parent"), an investment banking firm located in Boston, Massachusetts.

Note 2   **Summary of Significant Accounting Policies**

Allowance for Credit Losses
The Company adheres to the guidance under Financial Accounting Standards Board (FASB) ASC 326 which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts receivable.

Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow

Revenue Recognition (continued)

a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company provides investment banking and advisory services. Revenue for investment banking success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for financial advisory retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. It also includes other liabilities to fulfill the contract. At December 31, 2024, contract liabilities were $176,738. Disaggregation can be found on statement of operations for the year ended December 31, 2024.

Accounts Receivable

Accounts receivable represents amount earned but not yet received and are recorded at cost. Management assesses the need for any allowance for credit losses based on information regarding individual accounts and historical collection experience. An allowance for credit losses is determined based on management's best estimate of probable losses. Management has determined that there is no requirement for a credit loss reserve as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no Federal or Massachusetts State income taxes are provided as they are the responsibility of the individual members.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. There were no uncertain tax positions at December 31, 2024.

Note 3   **Concentrations**
The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. 96% of the Company's accounts receivable is from a single client. Revenue from this client represents 37% of total revenue.

Note 4   **Exemption from Rule 15c3-3**
The Company amended its membership agreement with FINRA on December 3, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 5   **Right-of-Use Asset and Lease Liability**
The Company leases office space under a non-cancelable lease arrangement. The Company has determined that this lease is classified as an operating lease and it is included in operating lease right-of-use (ROU) assets, along with an operating lease liability on our statement of financial condition. The lease commenced on October 1, 2023 and expires on March 31, 2025. The Company used a 8% discount rate which is considered the Company's incremental borrowing rate. Future lease payments under the non-cancellable lease agreement are as follows:

For period ending March 31, 2025	$20,928
Total payments	20,928
Discount	(2,968)
Total	$17,960

Note 6   **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $62,402 which was $54,326 greater than its minimum net capital required of $8,076. As of December 31, 2024, the ratio of aggregate indebtedness to net capital was 1.94 to 1.

Note 7   **Retirement Plan**
The Company adopted a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees meeting eligibility requirements based on age and length of service and is funded by employee payroll deferrals and Company contributions. The Company contribution to the plan for the year ended December 31, 2024 was $16,003.

Note 8   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including work fees and success fees. The accounting policies of the fees are the same as those described in the summary of significant policies. The chief operating decision makers assess performance for the segment and decides how to allocate resources based on net income that is also reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the investment banking segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The Company's chief operating decision maker is the president.

Note 9   **Subsequent events**
For purposes of preparing financial statements the Company considered events through March 26, 2025, the date the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.